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Exhibit 21.1

Subsidiaries of Registrant

SUBSIDIARY	JURISDICTION OF INCORPORATION
Cymer B.V.	the Netherlands
Cymer Japan, Inc.	Japan
Cymer Korea, Inc.	Korea
Cymer Singapore Pte. Ltd.	Singapore
Cymer Southeast Asia, Ltd.	Taiwan
Cymer Semiconductor Equipment (Shanghai) Co., Ltd.	the People's Republic of China
TCZ Pte. Ltd.	Singapore

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  Exhibit 21.1